

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A+ 3/7/2002

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 1 2002

SEC FILE NUMBER
8- 36803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 thereunder



REPORT FOR THE PERIOD BEGINNING _____ 01/01/01 _____ AND ENDING _____ 12/31/01 _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.P.P. EURO-SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 MADISON AVENUE

OFFICIAL USE ONLY

FIRM ID. NO.

(No. and Street)

NEW YORK	NEW YORK	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN POLLACK   212-521-6795
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KEMPISTY & COMPANY CERTIFIED PUBLIC ACCOUNTANTS, P.C.
                    (Name — if individual, state last, first, middle name)

15 MAIDEN LANE, SUITE 1003	NEW YORK	NY	10038
(Address)	(City)	(State)	Zip Code

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, GASTON ROZENWALD _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P.P. EURO - SECURITIES, INC. _____, as of DECEMBER 31 _____, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 30-4899711
Qualified in Nassau County
Commission Expires July 6, 20 03

Dierdre Steinhaus Ainbinder
Notary Public

[signature]
Signature

PRESIDENT
_____
Title

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and th Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.P.P. EURO-SECURITIES, INC.

DECEMBER 31, 2001

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

The Board of Directors
J.P.P. Euro-Securities, Inc.

We have audited the accompanying statement of financial condition of J.P.P. Euro-Securities, Inc. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Petersen Investments, Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company CPAs PC

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 11, 2002

2

J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents (Note 4)	$	1,127,151
International receivable		232,206
Fixed assets (net of accumulated depreciation of $58,145)		3,171
Leasehold improvements (net of accumulated amortization of $11,861)		7,323
Prepaid expenses		104
TOTAL ASSETS	$	1,369,955

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing broker	$	30,355
Accounts payable and accrued expenses		414,792
TOTAL LIABILITIES		445,147

Commitments (Note 6)

Stockholder's equity		
Common stock, $1 par value, 25,000 shares authorized, issued and outstanding		25,000
Paid-in capital		378,990
Retained earnings		520,818
TOTAL STOCKHOLDER'S EQUITY		924,808
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,369,955

The accompanying notes are an integral part of these financial statements.

J.P.P. EURO-SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

<u>Organization</u>

J.P.P. Euro-Securities, Inc. (the "Company") was incorporated in the State of Delaware on August 4, 1986. The Company is a wholly-owned subsidiary of Societe de Bourse Pinatton (the "Parent"), a French corporation engaged in the securities and investment advisory business in France.

On December 11, 1986, the Company was granted registration as a broker dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 by the Securities and Exchange Commission ("SEC"), and on February 18, 1987, the Company was approved for membership in the National Association of Securities Dealers ("NASD").

<u>Nature of business</u>

The Company's business is that of an introducing broker. The Company's transactions are cleared on a fully disclosed basis by a clearing broker/dealer.

The Company earns fee income from its Parent for providing the Parent with certain administrative support service in connection with customers of the Parent.

On April 1, 1995 the Company, through several correspondent and cooperation agreements with other European securities brokers, began to place orders for its customers in the various European securities markets. The agreements provide that the Company earns a service fee and is reimbursed for expenses on a monthly basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Revenue recognition</u>

The Company recognizes commission income on the settlement date of its security transactions. The recognition of commission income on the trade date would not have a material effect on the accompanying financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years. The cost of leasehold improvements is amortized over the length of the related 10 year lease. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Leasehold improvements, for income tax purposes, are amortized in accordance with Internal Revenue Service regulations.

Income Taxes

The Company applies the policies of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and exceed the $100,000 insurable limit. The Company believes it mitigates its risk by investing in or through major financial institutions. Recoverability is dependent upon the performance of the institution.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Effective January 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2001.

NOTE 3- RELATED PARTY TRANSACTIONS

Substantially all of the Company's revenue is derived from the Parent based upon terms which are mutually agreed upon between the parties. The Company is dependent on the Parent for continued financial support.

NOTE 4- CASH AND CASH EQUIVALENTS

Cash at December 31, 2001 included the following:

Cash in bank	$ 101,433
US Government money market fund	1,025,718
	$ 1,127,151

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 5- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2001 consists of the following:

	Current	Deferred	Total
Federal	$ 103,000	$ -	$ 103,000
State and local	64,000	-	64,000
	$ 167,000	$ -	167,000

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rates to pretax income of 34%, as a result of the following:

Computed expected tax expense	$ 111,000
Add:	
State and local income taxes net of federal benefit	44,000
Tax on non deductible book expenses	12,000
	$ 167,000

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers, Inc. and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company's net capital was $661,490 which was $631,813 in excess of its required net capital of $29,677. The Company's aggregate indebtedness to net capital ratio was 0.67 to 1.

NOTE 7- COMMITMENTS

In October 1995 the Company entered into a lease agreement for office space which expires in the year 2006. The security deposit requirement under the lease was satisfied by obtaining a bank letter of credit in the amount of $275,000. The Company also entered into an expense sharing arrangement with various non-affiliated groups whereby approximately 75% of the Company's rent and certain fixed expenses are reimbursed to the Company. Rent expense for the Company for 2001 was $165,430. Remaining commitments under this lease mature as follows:

Year ending December 31,	Amount
2002	229,005
2003	229,005
2004	229,005
2005	229,005
2006	76,335
	$ 992,355

NOTE 8- SUBORDINATED REVOLVING CREDIT AGREEMENTS

The Company has entered into Subordinated Revolving Credit Agreements with its various correspondents for $200,000 each for a total of $400,000 at December 31, 2001. In the event the Company needs additional capital, upon receiving NASD approval that the proceeds of the loan would be considered part of the Company's capital, it can draw down on the revolving credit. The Company did not use any of the revolving credit available to it during 2001.

NOTE 9- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 10- DEFERRED COMPENSATION PLAN

During 1989, the Company entered into a deferred compensation agreement with certain officers. The Company has provided for its obligations under this agreement via a grantor trust (as defined in section 671 of the Internal Revenue Code of 1986, as amended). In January 2000 the agreement was terminated.

NOTE 11- EMPLOYEE BENEFIT PLAN

Effective January 1, 2000, the Company adopted the J.P.P. Euro-Securities, Inc. 401(k) Plan under section 401(k) of the Internal Revenue Code of 1986, as amended. Under the Plan, substantially all employees eligible to participate may elect to contribute up to the lesser of 10% of their salary or the maximum allowed under the Code. All full time employees are eligible for the Plan. The Company may elect to make contributions to the Plan at the discretion of the Board of Directors. The Company made contributions of approximately $7,784 in 2001.